

Mail Stop 3233

October 28, 2015

Via Email
Mr. Philip R. Mays
Chief Financial Officer
Cedar Realty Trust, Inc.
44 South Bayles Avenue
Port Washington, NY 11050

> **Re: Cedar Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 20, 2015**
> **Form 10-Q for the quarterly period ended June 30, 2015**
> **Filed August 6, 2015**
> **File No. 001-31817**

Dear Mr. Mays:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Consolidated Statements of Operations, page 51

1.   Please tell us why you believe it is appropriate to classify gain on sales of properties and land parcels within operating income.

Form 10-Q for the quarterly period ended June 30, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 34

2.   We note you present a line item titled FFO applicable to diluted common shares. It appears that this measure is FFO applicable to common shares, limited partners and minority interests. Please revise your line item description, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities